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Exhibit 12

Hawaiian Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2009	2010	2011	2012	2013
Earnings
Income (loss) before income taxes	$97,196	$81,989	$(1,082)	$85,786	$86,410
Total fixed charges (see below)	66,147	68,034	71,536	88,836	96,459
Interest capitalized	—	(2,665)	(7,771)	(10,524)	(12,625)

Earnings as adjusted	$163,343	$147,358	$62,683	$164,098	$170,244

Fixed Charges:
Interest and amortization of debt discount and issuance cost	$20,653	$16,835	$24,521	$43,522	$50,453
Portion of rental expense representative of the interest factor	45,494	51,199	47,015	45,314	46,006

Total fixed charges	$66,147	$68,034	$71,536	$88,836	$96,459

Ratio of earnings to fixed charges(a)	2.47	2.17	—	1.85	1.76

Coverage deficiency	$—	$—	$8,853	$—	$—

(a)
For purposes of calculating this ratio, earnings consist of income (loss) before income taxes plus fixed charges, net of capitalized interest. Fixed charges consist of interest expense, the amount amortized for debt discount and issuance cost, and the portion of rental expense representative of interest expense.

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  Exhibit 12
Hawaiian Holdings, Inc. Computation of Ratio of Earnings to Fixed Charges